Exhibit 99.73

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(IN CANADIAN DOLLARS)

CANOPY GROWTH CORPORATION

TABLE OF CONTENTS

Condensed interim consolidated statements of financial position	3

Condensed interim consolidated statements of operations	4

Condensed interim consolidated statements comprehensive loss	5

Condensed interim consolidated statements of changes in shareholders’ equity	6

Condensed interim consolidated statements of cash flows	8

Notes to the condensed interim consolidated financial statements	9-32

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED

	September 30,	March 31,
(Expressed in CDN $000’s)	2017	2017
Assets
Current assets
Cash and cash equivalents (Note 19)	$108,211	$101,800
Restricted short-term investments (Note 5)	668	550
Amounts receivable (Note 6)	6,782	5,815
Biological assets (Note 7)	23,496	14,725
Inventory (Note 7)	73,766	45,981
Prepaid expenses and other assets	5,319	3,735

	218,242	172,606
Assets classified as held for sale (Note 8)	—	6,180

	218,242	178,786
Property, plant and equipment (Note 9)	123,200	96,270
Investments in associates (Note 12)	5,830	—
Other financial assets (Note 12)	20,846	24,030
Intangible assets (Note 11)	156,244	162,263
Goodwill (Note 11)	274,326	241,371

	$798,688	$702,720

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$16,401	$15,386
Deferred revenue	894	588
Current portion of long-term debt (Note 13)	1,617	1,691
Other liabilities (Note 9)	1,871	—

	20,783	17,665
Long-term debt (Note 13)	7,959	8,639
Deferred tax liability	37,663	35,924
Other long-term liabilities	710	766

	67,115	62,994

Commitments and contingencies (Note 18)
Shareholders’ equity
Share capital (Note 15)	684,152	621,541
Other reserves (Note 15)	32,224	23,415
Accumulated other comprehensive income	9,108	16,098
Deficit	(31,688)	(21,296)

Equity attributable to Canopy Growth Corporation	693,796	639,758

Non-controlling interests (Note 12)	37,777	(32)

Total equity	731,573	639,726

	$798,688	$702,720

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Page: 3

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

UNAUDITED

	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
(Expressed in CDN $000’s except share amounts)	2017	2016	2017	2016
			(As restated - see note 2)
Revenue	$17,569	$8,498	$33,442	$15,482
Inventory production costs expensed to cost of sales	7,487	3,400	14,335	6,179

Gross margin before the undernoted	10,082	5,098	19,107	9,303
Fair value changes in biological assets included in inventory sold and other inventory charges	11,647	3,474	22,647	7,349
Unrealized gain on changes in fair value of biological assets (Note 7)	(30,315)	(14,203)	(51,985)	(17,318)

Gross margin	28,750	15,827	48,445	19,272

Sales and marketing	7,638	2,810	14,043	5,070
Research and development	494	503	627	906
General and administration	8,393	4,031	15,886	6,881
Acquisition-related costs	865	592	1,701	592
Share of loss in equity investments	170	(170)	170	50
Share-based compensation expense (Note 15)	5,862	960	8,743	1,848
Share-based compensation expense related to acquisition milestones (Note 15)	1,184	—	2,314	—
Depreciation and amortization	5,291	984	10,348	1,895

Operating expenses	29,897	9,710	53,832	17,242

(Loss) income from operations	(1,147)	6,117	(5,387)	2,030

Interest income (expense)	135	(42)	154	(89)
Other expense, net	(40)	—	(160)	—
Fair value changes on financial assets	146	—	(3,354)	—
Increase in fair value of acquisition consideration related liabilities	—	(286)	—	(298)

Other income (expenses)	241	(328)	(3,360)	(387)

Net (loss) income before income taxes	(906)	5,789	(8,747)	1,643

Income tax expense	(707)	(359)	(2,040)	(162)

Net (loss) income after income taxes	$(1,613)	$5,430	$(10,787)	$1,481

Net (loss) income attributable to:
Canopy Growth Corporation	$(1,338)	$5,430	$(10,392)	$1,481
Non-controlling interests	(275)	—	(395)	—

	$(1,613)	$5,430	$(10,787)	$1,481

Earnings per share, basic
Net (loss) income per share (Note 16):	$(0.01)	$0.05	$(0.07)	$0.01
Weighted average number of outstanding common shares:	167,226,218	108,872,770	165,550,073	106,248,781
Earnings per share, diluted
Net (loss) income per share (Note 16):	$(0.01)	$0.05	$(0.07)	$0.01
Weighted average number of outstanding common shares:	167,226,218	112,254,363	165,550,073	108,879,226

Page: 4

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

UNAUDITED

	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
(Expressed in CDN $000’s)	2017	2016	2017	2016
			(As restated - see note 2)
Net (loss) income after income taxes	$(1,613)	$5,430	$(10,787)	$1,481

Fair value changes on available-for-sale investments	807	—	(8,479)	—
Exchange differences on translating foreign operations	(41)	—	365	—
Income tax (expense) recovery	(107)	—	1,124	—

	659	—	(6,990)	—
Total comprehensive (loss)/income for the period, net of income tax	$(954)	$5,430	$(17,777)	$1,481

Total comprehensive (loss)/income attributable to:
Canopy Growth Corporation	$(679)	$5,430	$(17,382)	$1,481
Non-controlling interests	(275)	—	(395)	—

	$(954)	$5,430	$(17,777)	$1,481

Page: 5

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

UNAUDITED

						Other comprehensive income
(Expressed in CDN $000’s except share amounts)	Number of shares	Share capital	Share-based reserve	Warrants	Ownership changes	Exchange differences	Fair value changes	Deficit	Non-controlling interests	Shareholders’ equity
Balance at March 31, 2016	98,818,213	$131,080	$5,804	$676	$—	$—	$—	$(13,775)	$—	$123,785
Exercise of warrants	213,104	195	607	(676)	—	—	—	—	—	126
Exercise of ESOP stock options	623,715	1,016	(357)	—	—	—	—	—	—	659
Equity financing—April 15, 2016—net of share issue costs of $707	5,002,500	10,799	—	—	—	—	—	—	—	10,799
Issuance of shares per service agreements	38,656	108	—	—	—	—	—	—	—	108
Shares released from escrow related to the MedCann Access acquisition	288,861	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	867	—	—	—	—	—	—	867
Net loss	—	—	—	—	—	—	—	(3,949)	—	(3,949)

Balance at June 30, 2016	104,985,049	$143,198	$6,921	$—	$—	$—	$—	$(17,724)	$—	$132,395

Exercise of ESOP stock options	231,239	704	(235)	—	—	—	—	—	—	469
Equity financing—August 24, 2016—net of share issue costs of $2,421	9,453,000	32,082	—	—	—	—	—	—	—	32,082
Share-based compensation	—	—	1,257	—	—	—	—	—	—	1,257
Net income	—	—	—	—	—	—	—	5,430	—	5,430

Balance at September 30, 2016	114,669,288	$175,984	$7,943	$—	$—	$—	$—	$(12,294)	$—	$171,633

Balance at March 31, 2017	162,187,262	$621,541	$23,415	$—	$—	$198	$15,900	$(21,296)	$(32)	$639,726
Exercise of ESOP stock options (Note 15)	728,776	2,347	(836)	—	—	—	—	—	—	1,511
Shares released from escrow to LBC Holdings, Inc. (Note 15)	21,959	234	(234)	—	—	—	—	—	—	—
Shares released from escrow related to the MedCann Access acquisition (Note 15)	144,378	234	(234)	—	—	—	—	—	—	—
Shares released from escrow related to the Hemp.CA acquisition (Note 15)	129,016	—	—	—	—	—	—	—	—	—
Issuance of shares for rTrees acquisition (Note 10)	698,901	28,095	1,079	1,303	—	—	—	—	—	30,477
Shares released from escrow related to the rTrees acquisition (Note 15)	698,901	—	—	—	—	—	—	—	—	—
Share-based compensation (Note 15)	—	—	3,563	—	—	—	—	—	—	3,563
Non-controlling interest arising from Canopy Rivers financing net of share issue costs of $1,425 (Note 12 a)	—	—	—	—	120	—	—	—	35,135	35,255
Fair value changes on available-for-sale investments, net of tax	—	—	—	—	—	—	(8,055)			(8,055)
Additional non-controlling interest relating to share-based payment (Note 12 a)	—	—	—	—	—	—	—	—	395	395
Net loss	—	—	—	—	—	—	—	(9,054)	(120)	(9,174)
Other comprehensive income	—	—	—	—	—	406	—	—	—	406

Balance at June 30, 2017 (As restated—note 2)	164,609,193	$652,451	$26,753	$1,303	$120	$604	$7,845	$(30,350)	$35,378	$694,104

Page: 6

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

UNAUDITED

						Other comprehensive income
(Expressed in CDN $000’s except share amounts)	Number of shares	Share capital	Share-based reserve	Warrants	Ownership changes	Exchange differences	Fair value changes	Deficit	Non-controlling interests	Shareholders’ equity
Exercise of ESOP stock options (Note 15)	667,603	4,100	(2,176)	—	—	—	—	—	—	1,924
Exercise of warrants	143,219	527	—	—	—	—	—	—	—	527
Equity financing—July 21, 2017—net of share issue costs of $98 (Note 15)	3,105,590	24,902	—	—	—	—	—	—	—	24,902
Issuance of shares for Spot acquisition (Note 10)	111,669	994	—	—	—	—	—	—	—	994
Issuance of shares for Niagara asset acquisition (Note 9)	111,366	1,003	—	—	—	—	—	—	—	1,003
Shares released from escrow to LBC Holdings, Inc. (Note 15)	21,959	175	(175)	—	—	—	—	—	—	—
Share-based compensation	—	—	6,399	—	—	—	—	—	—	6,399
Non-controlling interest arising from Canopy Rivers	—	—	—	—	—	—	—	—	(143)	(143)
Non-controlling interest arising from investment in Grow House JA	—	—	—	—	—	—	—	—	1,939	1,939
Fair value changes on available-for-sale investments, net of tax	—	—	—	—	—	—	700	—	—	700
Additional non-controlling interest relating to share-based payment (Note 12 a)	—	—	—	—	—	—	—	—	878	878
Net income	—	—	—	—	—	—	—	(1,338)	(275)	(1,613)
Other comprehensive income	—	—	—	—	—	(41)	—	—	—	(41)

Balance at September 30, 2017	168,770,599	$684,152	$30,801	$1,303	$120	$563	$8,545	$(31,688)	$37,777	$731,573

Page: 7

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

UNAUDITED

	September 30,	September 30,
(Expressed in CDN $000’s)	2017	2016
	(As restated -
	see note 2)
Net inflow (outflow) of cash related to the following activities:
Operating
Net loss after income taxes	$(10,787)	$1,481
Items not affecting cash:
Depreciation of property, plant and equipment	4,036	1,747
Amortization of intangible assets	6,312	148
Share of loss in equity investments	170	50
Fair value changes in biological assets included in inventory sold and other inventory charges	22,647	7,349
Unrealized gain on changes in fair value of biological assets	(51,985)	(17,318)
Share-based compensation (Note 15)	11,234	2,232
Loss on disposal of property, plant and equipment	168	—
Fair value changes on financial assets	3,354	—
Income tax expense	2,040	162
Increase in fair value of acquisition consideration related liabilities	—	298
Changes in non-cash operating working capital items (Note 19)	(10,061)	(5,093)

Net cash used in operating activities	(22,872)	(8,944)

Investing
Purchases of property, plant and equipment and assets in process	(25,526)	(8,728)
Purchases of intangible assets and intangibles in process	(282)	—
Proceeds on disposals of property and equipment	75	—
Purchases of restricted investments	(118)	—
Proceeds on assets classified as held for sale	7,000	—
Investment in AusCann	(1,214)	—
Investment in Canopy Health Innovations	(4,000)	—
Investment in Vapium	(960)	—
Indirect investments through Canopy Rivers	(8,475)	—
Net cash outflow on acquisition of subsidiaries (Note 10)	(359)	—

Net cash used in investing activities	(33,859)	(8,728)

Financing
Proceeds from issuance of shares by Canopy Rivers, net of share issue costs of $1,568 (Note 12 a)	35,113	—
Proceeds from issuance of common shares	25,000	46,009
Proceeds from exercise of stock options	3,435	1,128
Proceeds from exercise of warrants	527	126
Issuance of long-term debt	—	3,500
Payment of share issue costs	(179)	(3,030)
Increase in capital lease obligations	—	260
Repayment of long-term debt	(754)	(339)

Net cash provided by financing activities	63,142	47,654

Net cash inflow	6,411	29,982
Cash and cash equivalents, beginning of year	101,800	15,397

Cash and cash equivalents, end of period	$108,211	$45,379

See Note 19 for supplementary cash flow information

Page: 8

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

1.	DESCRIPTION OF BUSINESS

Canopy Growth Corporation is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario with its common shares listed on the TSX, under the trading symbol “WEED”.

The condensed interim consolidated financial statements as at and for the three and six months ended September 30, 2017 and 2016, include Canopy Growth Corporation and its subsidiaries (together referred to as the “Company”) and the Company’s interest in affiliated companies. The Company’s major subsidiaries include Tweed Inc. (“Tweed”), Tweed Farms Inc. (“Tweed Farms”), Bedrocan Canada Inc. (“Bedrocan Canada”), and Spectrum Health Corp. (“Spectrum Health”—formerly Mettrum Health Corp. – “Mettrum”), which includes wholly-owned subsidiaries, Spectrum Cannabis Canada Ltd. (“Spectrum Cannabis” – formerly Mettrum Ltd.) and Agripharm Corp., and Tweed Grasslands Cannabis Inc. (“Tweed Grasslands”) which are all licensed producers of medical cannabis in Canada, and Canopy Rivers Corporation (“Canopy Rivers”).

The principal activities of Tweed, Bedrocan Canada, and Spectrum Health are the production and sale of medical cannabis and the principal activity of Tweed Farms and Tweed Grasslands is the growing, possession and shipping of medical cannabis as regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

The principal activity of Canopy Rivers is to provide growth capital and a strategic support platform focused on accelerating development and commercial scale of the federally regulated Canadian cannabis industry.

A complete list of the Company’s subsidiaries and interests in affiliates is detailed in Note 3.

2.	RESTATEMENT OF PREVIOUSLY REPORTED CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the release of the financial statements for the quarter ended June 30, 2017 management determined that the fair value of the equity interest (comprised of ordinary shares and performance shares) and options it held in AusCann Group Holdings Ltd. (Note 12) was understated by $18,328 and $5,702 respectively at March 31, 2017 and $9,042 and $2,022 at June 30, 2017 (fair value is determined in the manner described in note 20). There was no impact to the comparative periods in the previous fiscal year.

Accordingly, the Company has restated and refiled the consolidated statement of financial position as at March 31, 2017 and the consolidated statement of operations, consolidated statement of changes in shareholders’ equity, consolidated statement of comprehensive loss/(income), and the consolidated statement of cash flows for the year ended March 31, 2017 to correct this error, and the comparative figures in the financial statements for the three and six months ended September 30, 2017 reflect this restatement. The previously disclosed immaterial correction of an error in the period ended March 31, 2017 has now been corrected in in the annual financial statements.

The following tables summarize the effects of the adjustments described above on the condensed interim consolidated statement of financial position as at June 30, 2017 and the condensed interim consolidated statement of operations, condensed interim consolidated statement of changes in shareholders’ equity, condensed interim consolidated statement of comprehensive loss, and the condensed interim consolidated statement of cash flows for the quarter ended June 30, 2017. The balances for the six months ended September 30, 2017 reflect these adjustments.

Page: 9

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

2.	RESTATEMENT OF PREVIOUSLY REPORTED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Line item on condensed interim consolidated statement of financial position and condensed interim consolidated statement of changes in shareholders’ equity:

	As at		As at
	June 30, 2017	Adjustment	June 30, 2017
	(Previously Reported)		(As Restated)
Other assets	1,214	(1,214)	—
Other financial assets	—	12,459	12,459
Total assets	743,663	11,245	754,908
Accumulated other comprehensive Income	604	7,844	8,448
Deficit	(33,750)	3,401	(30,349)
Equity attributable to Canopy Growth Corporation	647,481	11,245	658,726
Total equity	682,859	11,245	694,104
Total liabilities and shareholders’ equity	743,663	11,245	754,908

Line item on condensed interim consolidated statement of operations:

	For the		For the
	quarter ended		quarter ended
	June 30, 2017	Adjustment	June 30, 2017
	(Previously Reported)		(As Restated)
Fair value changes on financial assets	—	(3,500)	(3,500)
Income tax	(103)	(1,230)	(1,333)
Net loss after income taxes	(4,444)	(4,730)	(9,174)
Net loss attributable to Canopy Growth Corporation	(4,324)	(4,730)	(9,054)
Net loss per share	(0.03)	(0.03)	(0.06)

Line item on condensed interim consolidated statement of comprehensive loss:

	For the		For the
	quarter ended		quarter ended
	June 30, 2017	Adjustment	June 30, 2017
	(Previously Reported)		(As Restated)
Net loss after income taxes	(4,444)	(4,730)	(9,174)
Change in fair value of AFS investment	—	(9,285)	(9,285)
Income tax		1,230	1,230
Total comprehensive loss for the period	(4,038)	(12,785)	(16,823)
Total comprehensive loss attributable to Canopy Growth Corporation	(3,918)	(12,785)	(16,703)

Line item on condensed interim consolidated statement of cash flows:

	For the		For the
	quarter ended		quarter ended
	June 30, 2017	Adjustment	June 30, 2017
	(Previously Reported)		(As Restated)
Net loss after income taxes	(4,444)	(4,730)	(9,174)
Fair value changes on financial assets	—	(3,500)	(3,500)
Income tax expense	(103)	(1,230)	(1,333)

Page: 10

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

3.	BASIS OF PRESENTATION

Statement of compliance

The condensed interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34—Interim Financial Reporting (“IAS 34”), following the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the year ended March 31, 2017. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements of the Company for the year ended March 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on November 13, 2017.

Basis of measurement

These condensed interim consolidated financial statements have been prepared in Canadian dollars on a historical cost basis except for biological assets, assets classified as held for sale and available-for-sale and acquisition related contingent liabilities and derivatives, which are measured at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets. The expenses within the statements of operations and comprehensive loss are presented by function. See Note 22 for details of expenses by nature.

Basis of consolidation

These condensed interim consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries.

Page: 11

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

3.	BASIS OF PRESENTATION (CONTINUED)

The table below lists the Company’s subsidiaries and investments in affiliates and the ownership interests in each.

Subsidiary	% ownership	Accounting method
Tweed Inc.[1]	100%	Consolidation
Tweed Farms Inc.[1]	100%	Consolidation
Bedrocan Canada Inc.[1]	100%	Consolidation
Spectrum Cannabis Canada Ltd. (formerly Mettrum Ltd.)[1]	100%	Consolidation
Agripharm Corp.[1]	100%	Consolidation
Tweed Grasslands Cannabis Inc.[1]	100%	Consolidation
Mettrum Hempworks Inc.[2]	100%	Consolidation
Groupe H.E.M.P.CA2	75%	Consolidation
Spektrum Cannabis GmbH[3]	100%	Consolidation
9388036 Canada Inc.	100%	Consolidation
Vert Cannabis Inc.	100%	Consolidation
2344823 Ontario Inc. d/b/a Bodystream	100%	Consolidation
Apollo Applied Research Inc.	100%	Consolidation
Apollo CRO Inc.	100%	Consolidation
Spectrum Health Corp. (formerly Mettrum Health Corp.)	100%	Consolidation
7218737 Delaware Inc.	100%	Consolidation
Spot Therapeutics Inc.	100%	Consolidation
10252832 Canada Inc.	100%	Consolidation
Spectrum Chile SpA	85%	Consolidation
Grow House JA Limited	49%	Consolidation
Canopy Rivers Corporation	34.5%	Consolidation
Canopy Health Innovations Inc.	43.9%	Equity
Bedrocan Brasil S.A.	39.387%	Equity
Entourage Phytolab S.A.	38.462%	Equity
AusCann Group Holdings Ltd.	11.01%	Fair value through OCI, FVTPL
Vapium Incorporated	9.93%	Cost
HydRx Farms Ltd. (operating as Scientus Pharma Inc.)	9.8%	Cost

Notes:

1 - Licensed under ACMPR

2 - Licensed by Health Canada to cultivate hemp and extract oil from hemp seeds

3 - Import license in Germany

Page: 12

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

4.	CHANGES TO ACCOUNTING STANDARDS AND INTERPRETATIONS

New and revised IFRS in issue but not yet effective

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing. IFRS 15 is effective for the Company for its annual period ending March 31, 2019 with early adoption permitted.

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for the Company for its annual period ending March 31, 2019.

IFRS 16 Leases

IFRS 16 was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for the Company for its annual period ending March 31, 2020 with early adoption permitted.

The Company is assessing the impact of the new or revised IFRS standards in issue but not yet effective on its financial position and financial performance.

5.	RESTRICTED SHORT-TERM INVESTMENTS

Short-term restricted investments consist of $668 in various guaranteed investment certificates that mature on dates between March 21, 2018 and September 21, 2018 with annual interest rates ranging from 0.75% to 1.6%.

An investment of $250 is held by the bank as collateral for an issued Letter of Credit for the Industrial Electricity Incentive Contract Stream and $300 investment is held by the bank as security for the repayment of a Letter of Credit with Hydro One Networks Inc. The remaining investment of $118 is being held as security for a Letter of Credit with the Town of Niagara on the Lake for the Tweed Farms expansion.

6.	AMOUNTS RECEIVABLE

The Company’s amounts receivable consists of trade accounts receivable, harmonized sales tax (“HST”) receivable, and interest receivable. The breakdown of the amounts receivable balance was as follows:

	September 30,	March 31,
	2017	2017
Accounts receivable	$3,743	$2,794
HST receivable	2,939	2,769
Interest receivable	100	252

Total amounts receivable	$6,782	$5,815

Page: 13

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

7.	BIOLOGICAL ASSETS AND INVENTORY

The Company’s biological assets consists of seeds and medical cannabis plants. The continuity of biological assets for the six months ended September 30, 2017 and the year ended March 31, 2017 was as follows:

	September 30,	March 31,
	2017	2017
Balance, beginning of period	$14,725	$5,321
Purchases of seeds	—	70
Acquired biological assets	—	1,691
Changes in fair value less costs to sell due to biological transformation	57,361	61,073
Transferred to inventory upon harvest	(48,590)	(53,430)

Balance, end of period	$23,496	$14,725

As at September 30, 2017, included in the carrying amount of biological assets was $5 in Hemp, $353 in seeds and $23,138 in live plants ($377 in seeds and $14,348 in live plants as at March 31, 2017).

The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	wastage of plants based on their various stages;

•	yield by strain of plant;

•	percentage of costs incurred to date compared to the total costs to be incurred are used to estimate the fair value of an in-process plant; and

•	percentage of costs incurred for each stage of plant growth was estimated.

On average, the grow cycle is 12 weeks. All of the plants are to be harvested as agricultural produce (i.e., medical cannabis) and as at September 30, 2017, on average, were 42% complete, compared to 43% average stage of completion as at March 31, 2017. Mother plants, or bearer plants, are plants grown for the purpose of taking cuttings in order to grow more quantity of the same plant. Once mature, bearer plants are plants that are held solely to grow produce over their useful life. The cuttings taken from bearer plants are accounted for under IAS 41—Agriculture.

The Company estimates the harvest yields for the plants at various stages of growth. As of September 30, 2017, it is expected that the Company’s biological assets will yield approximately 8,997 kg compared to 5,858 kg at March 31, 2017. The Company’s estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets.

Inventory was comprised of the following items:

	September 30,	March 31,
	2017	2017
Dry Cannabis
Finished goods	$9,885	$2,478
Work-in-process	42,741	33,418

	52,626	35,896
Cannabis Oils
Finished goods	3,734	2,085
Work-in-process	12,074	5,492

	15,808	7,577
Capsules—Finished goods	2,973	—
Seeds—Finished goods	70	74

	71,477	43,547
Product for resale (vaporizers and other)	477	1,017
Supplies and consumables	1,812	1,417

	$73,766	$45,981

The amount of inventories recognized as an expense during the three and six months ended September 30, 2017 was $17,154 and $33,242, respectively (three and six months ended September 30, 2016—$5,705 and $13,529, respectively).

Page: 14

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

8.	ASSETS CLASSIFIED AS HELD FOR SALE

The assets acquired and held for sale represented a non-strategic facility located at 1100 Bennett Road in Bowmanville, Ontario (“Bennett North”). On September 13, 2017 this facility was sold to Cannabis Care Canada Inc. (“CCC”) for $7,000 in cash which equaled its carrying amount after adjusting for the deferred tax liability of $820. The Company has entered into agreements with CCC to provide transitional services following the sale and a three-year supply agreement to provide medical cannabis and cannabis extracts.

9.	PROPERTY, PLANT AND EQUIPMENT

COST

	Balance at				Balance at
	April 1,		Additions from	Transfers/	September 30,
	2017	Additions	acquisitions	disposals	2017
Computer equipment	$4,181	$450	$—	$359	$4,990
Office/lab equipment	831	489	—	123	1,443
Furniture and fixtures	875	226	—	—	1,101
Production equipment	11,132	2,471	—	3,193	16,796
Leasehold improvements	17,155	82	—	1,222	18,459
Building and improvements	43,449	3,200	—	15,957	62,606
Greenhouse and improvements	3,528	78	—	—	3,606
Land and improvements	2,397	4,567	182	—	7,146
Warehouse equipment	—	138	—	—	138
Assets in process	19,302	17,865	1,446	(21,098)	17,515

Total	102,850	29,566	1,628	(244)	133,800

ACCUMULATED DEPRECIATION

	Balance at			Balance at
	April 1,		Transfers/	September 30,
	2017	Depreciation	disposals	2017
Computer equipment	$889	$417	$—	$1,306
Office/lab equipment	82	209	—	291
Furniture and fixtures	82	52	—	134
Production equipment	1,038	1,266	(16)	2,288
Leasehold improvements	1,930	672	—	2,602
Building and improvements	2,182	1,339	—	3,521
Greenhouse and improvements	358	75	—	433
Warehouse equipment	—	1	—	1
Land and improvements	19	5	—	24

Total	6,580	4,036	(16)	10,600

Net book value	$96,270			$123,200

During the six months ended September 30, 2017, the assets in process additions were $17,865 of which $15,292 related principally to the expansion or growing operations at Tweed and Tweed Farms. The remaining $2,573 was mainly for ongoing projects at Spectrum Cannabis and Vert Medical Inc. (“Vert”).

On September 7, 2017 the Company acquired the parcel of land adjacent to its current facility in Niagara-on-the Lake including an operational greenhouse. The purchase price of $8,865 was partially settled through the payment on closing of $6,000 cash and the issuance of 111,366 common shares with a value of $1,003. The balance will be paid through the issuance of common shares to a value of $2,000 calculated at the 5-day volume weighted average price (“VWAP”) on the earlier of the completion of the facility renovation and September 7, 2018. The value to be paid has been discounted to arrive at the present value of the obligation of $1,871. The company also capitalized $71 of acquisition costs. The greenhouse is not currently being used and is recorded in assets in process.

Page: 15

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

10.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The following table summarizes the balance sheet impact as a result of business combinations of Tweed Grasslands Cannabis Inc. (formerly rTrees Producers Limited – “rTrees”), Spot Therapeutics Inc. (“Spot”), and Grow House JA Limited (“Grow House JA”) that occurred in the period ended September 30, 2017.

	rTrees	Spot	Grow House JA
	(a)	(b)	(c)
Cash and cash equivalents	$59	$7	$125
Amounts receivable	16	14	—
Subscription receivable	—	—	3,669
Prepaids and other assets	6	—	—
Property, plant and equipment	1,446	—	182
Goodwill	29,736	1,115	1,761

Total assets	31,263	1,136	5,737

Accounts payable and accrued liabilities	(336)	(143)	(29)

Total liabilities	(336)	(143)	(29)

Net assets	30,927	993	5,708

Non-controlling interests	—	—	(1,939)

Net assets acquired	$30,927	$993	$3,769

Consideration paid in cash	$450	$—	$100
Consideration paid in shares	6,381	993	—
Future cash consideration	—	—	3,669
Other consideration	2,382	—	—
Contingent consideration	21,714	—	—

Total consideration	$30,927	$993	$3,769

Consideration paid in cash	$(450)	$—	$(100)
Less: Cash and cash equivalents acquired	59	7	125

Net cash (outflow) inflow	$(391)	$7	$25

Acquisition related costs expensed	$290	$136	$24

The purchase price allocation relating to these acquisitions is not yet finalized and the allocation of the price to the various assets acquired is subject to change.

Goodwill arose in these acquisitions because the cost of acquisition included a control premium. In addition, the consideration paid for the combination reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

(a) Tweed Grasslands Cannabis Inc.

On May 1, 2017, the Company purchased 100% of the issued and outstanding shares of rTrees, a late-stage Access to Cannabis for Medical Purposes Regulations (“ACMPR”) applicant based in Yorkton, Saskatchewan.

The consideration for the transaction included 3,494,505 common shares issued to former shareholders of rTrees, of which 2,795,604 common shares were to be held in escrow and will be either (i) released to the former shareholders of rTrees upon the satisfaction of certain milestones, or (ii) released to the Company for cancellation. The 698,901 shares released on closing were recorded at an issue price of $9.13 for consideration of $6,381. The shares being held in escrow represent consideration contingent on future performance related to specific license achievements within five years of the acquisition date.

Page: 16

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

10.	ACQUISITIONS OF CONSOLIDATED ENTITIES (CONTINUED)

(a) Tweed Grasslands Cannabis Inc. (continued)

The license achievements are recorded as equity based on the estimated probability of occurring over the five years following the date of acquisition. The expected license achievements were assessed probabilities by management which were then discounted to present value in order to derive a fair value of the contingent consideration. In aggregate, the amount of contingent consideration is up to $25,524 with a fair value of $21,714 at the acquisition date. See Note 15 for details on release of the escrowed shares.

Other consideration included $1,079 of replacement options and $1,303 of replacement warrants. There was also an effective settlement of a note receivable of $450 for total consideration of $30,927.

For the three and six months ended September 30, 2017, rTrees accounted for $586 and $747, respectively, in the net loss from May 1, 2017.

Had the business combination been effected at April 1, 2017, management estimates that the revenue of the Company would have been $10 higher and the loss of the Company would be increased by $24 for the three and six months ended September 30, 2017.

During the first quarter, rTrees met its first licensing milestone to result in the release of 698,901 shares from escrow to leave 2,096,703 shares in escrow at September 30, 2017.

On June 30, 2017, rTrees changed its name to Tweed Grasslands Cannabis Inc.

(b) Spot

On August 28, 2017, the Company purchased 100% of the issued and outstanding shares of Spot, an ACMPR applicant based in Fredericton, New Brunswick.

Under the terms of the transaction, shareholders of Spot will receive up to $2,250, less adjustments for all liabilities of Spot as of the closing date and certain payments to be made by Spot between closing and the second tranche payment. At closing, and in satisfaction of the first tranche payment Canopy issued 111,669 common shares to the shareholders of Spot which were recorded at an issue price of $8.90 for consideration of $993. The second tranche payment which is estimated to be $907 will be satisfied by the issuance of additional common shares calculated using the VWAP for 20 days preceding satisfaction of Tranche 2 conditions. It is contingent on the performance of future services and the achievement of certain licensing and operational milestones. The second tranche payment will be treated as stock based compensation and the present value of $844 will be recorded rateably over the expected vesting period to January 31, 2019.

(c) Grow House JA Limited (operating as Tweed JA)

On September 6, 2017, the Company subscribed for 49% of the issued and outstanding shares of Grow House JA, for $3,769 payable in cash. Grow House JA is a Jamaican company that had received a provisional license to cultivate and sell medical cannabis. As of September 30, 2017 $350 of the subscription price has been advanced and the balance of the subscription price will be advanced based on funding milestones.

Through the shareholder agreement the Company has rights that allow it to direct the relevant activities of Grow House JA such that the company has control over Grow House JA and Grow House JA is consolidated in these financial statements. The non-controlling interest recognized at the acquisition date was recorded at its proportionate share of the identifiable net assets.

Page: 17

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

11.	INTANGIBLE ASSETS AND GOODWILL

A continuity of the intangible assets for the period ended September 30, 2017 is as follows:

COST

	Balance at					Balance at
	April 1,	Additions/	Additions from	Disposals/	Exchange	September 30,
	2017	amortization	acquisitions	adjustments	differences	2017
Health Canada licenses	$92,200	$—	$—	$—	$—	$92,200
Distribution Channel	38,900	—	—	—	—	38,900
Product rights	28,000	—	—	—	—	28,000
Brand	3,410	—	—	—	—	3,410
Import license	795	—	—	—	29	824
Software	1,197	48	—	15	—	1,260
Domain name	54	—	—	—	—	54
Intangibles in process	92	234	—	(30)	—	296

Total	164,648	282	—	(15)	29	164,944

ACCUMULATED AMORTIZATION

Health Canada licenses	$985	$1,744	$—	$—	$—	$2,729
Distribution Channel	1,000	4,187	—	—	—	5,187
Import license	57	103	—	—	3	163
Software	305	273	—	—	—	578
Domain name	38	5	—	—	—	43

Total	2,385	6,312	—	—	3	8,700

Net book value	$162,263					$156,244

A continuity of the goodwill for the period ended September 30, 2017 is as follows:

	Balance at			Balance at
	April 1,	Additions from	Exchange	September 30,
	2017	acquisitions	differences	2017
Spectrum Health	$207,081	—	—	$207,081
Tweed Grasslands	—	29,736		29,736
Bedrocan Canada	18,606	—	—	18,606
Spektrum Cannabis GmbH	9,400	—	343	9,743
Hemp.CA	2,287	—	—	2,287
MedCann Access	2,260	—	—	2,260
Grow House JA	—	1,761		1,761
Vert	1,737	—	—	1,737
Spot	—	1,115	—	1,115

Total	$241,371	$32,612	$343	$274,326

12.	INVESTMENTS

a) Investments in Subsidiaries that have Non-controlling interests

The following table presents the Company’s non-wholly owned subsidiaries that have non-controlling interests:

	Accumulated
	non-controlling interests
	September 30,	March 31,
	2017	2017
Canopy Rivers Corporation	$35,991	$—
Grow House JA Limited	1,907	—
Non-material non-controlling interests[1]	(121)	(32)

Total non-controlling interests	$37,777	$(32)

1 - Represents the non-controlling interests in Hemp.CA and Spectrum Chile

Page: 18

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

12.	INVESTMENTS (CONTINUED)

(i) Canopy Rivers

On May 12, 2017 the Company advanced $20,000 in the form of a convertible debenture to a newly formed subsidiary company Canopy Rivers. Other investors advanced $953 of seed capital to purchase Class B common shares, including $503 that was advanced by certain employees of the Company and another individual, where the Company provided a share purchase loan which was used to pay for the Class B common shares.

On June 16, 2017, Canopy Rivers completed a Class B common share offering for aggregate gross proceeds of $36,230 at which time the convertible debenture including interest of $57 was converted into Class A common shares of Canopy Rivers. Through these Class A common shares the Company’s ownership interest in Canopy Rivers is 34.5%, but holds 91.3% of the voting rights. The voting rights allow the Company to direct the relevant activities of Canopy Rivers such that the Company has control over Canopy Rivers and Canopy Rivers is consolidated in these financial statements. The difference between the consideration paid by investors to acquire the non-controlling interests and the net assets acquired of $120 has been recorded as equity attributable to the parent.

Under the share purchase loan, the Company’s recourse is limited to the shares purchased by the employees and the individual. Accordingly, it is accounted for as a grant of options to acquire 8.7% of Canopy Rivers at $0.05 per share. The options will be considered exercised on the repayment of the loan. The shares have been placed in trust and vest in 3 equal tranches over 3 years if the employees remain as employees of the Company and the individual remains as a consultant and the loan is repaid. In certain cases there are also additional performance targets. The shares were measured at fair value at the date of issuance using a Black-Scholes model and will be expensed over their vesting period. Shares issued to non-employees will be remeasured until their performance is complete. Where there are performance conditions, in addition to service requirements, the Company has estimated the number of shares it expects to vest and is amortizing the expense over the expected vesting period. For the three and six months ended September 30, 2017 the Company recorded $878 and $1,273, respectively, in share based compensation expense related to this arrangement with a corresponding increase to non-controlling interests.

During the quarter ended September 30, 2017 Canopy Rivers entered into funding arrangements with an ACMPR licensee and an ACMPR applicant to provide growth capital. In addition to the provision of capital, Canopy Rivers and Canopy Growth Corporation will be providing strategic support and access to certain genetic materials. Canopy Growth Corporation also entered into agreements with the applicants whereby the applicants have committed to sell a specified portion of their output to Canopy Growth Corporation.

a.	Under the first arrangement Canopy Rivers has committed to invest $5,000 in the form of a convertible debenture and $5,000 in a repayable debenture and has also entered into a royalty agreement with the applicant. The debentures bear interest payable quarterly in cash and are due at the earlier of 24 months or the date the applicant receives a sales license and are secured against all the assets of the applicant. Assuming the applicant receives a sales license before maturity the convertible debenture automatically converts into common shares of the applicant and the repayable debenture will convert into the royalty interest. Under the royalty agreement Canopy Rivers will receive a royalty for a term of 20 years. To date $2,000 has been advanced under the convertible debenture.

The investment in the convertible debenture has been determined to be substantively the same as an equity investment. This investment is convertible into common shares and this interest together with other rights provided under the agreements give Canopy Rivers significant influence over the investee and Canopy Rivers is accounting for the investment using the equity method.

b.	Under the second arrangement Canopy Rivers has acquired common shares and warrants for $3,975, advanced $2,500 under a repayable debenture and has also entered into a royalty agreement with the applicant. The repayable debenture bears interest payable quarterly in cash and is due at the earlier of 18 months or the date the applicant receives a sales license and is secured by the assets of the applicant. Assuming the applicant receives a sales license before maturity the repayable debenture will convert into a royalty interest. Under the royalty agreement Canopy Rivers will receive a royalty for a term of 20 years.

Page: 19

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

12.	INVESTMENTS (CONTINUED)

The equity investment is classified as an available-for-sale financial instrument and measured at fair value. At September 30, 2017 the fair value is $3,975 which is equal to its cost amount. The repayable debenture and royalty agreement is being accounted for as one instrument and is classified as loans and receivables and being measured at amortized cost. The carrying value approximates its fair value.

Summarized financial information with respect to Canopy Rivers at September 30, 2017 is included below:

Cash	$46,541
Other assets	413
Investment in associate	1,937
Other financial assets	6,475
Liabilities	(111)
Non-controlling interests	(35,991)

Equity attributable to Canopy Growth Corporation	$19,264

Interest income	$157
Expenses	(577)

Net loss for the six months ended September 30, 2017	$(420)

Net loss attributable to:
Canopy Growth Corporation	(145)
Non-controlling interests	(275)

$(420)

(ii) Grow House JA (operating as Tweed JA)

On September 6, 2017, the Company acquired Grow House JA (Note 10 c) which is consolidated in these financial statements. Summarized financial information with respect to Grow House JA at September 30, 2017 is included below:

Cash	$255
Subscription receivable	3,497
Other assets	228
Goodwill	1,761
Liabilities	(16)
Non-controlling interests	(1,907)

Equity attributable to Canopy Growth Corporation	$3,818

Revenues	$—
Expenses	(63)

Net loss for the six months ended September 30, 2017	$(63)

Net loss attributable to:
Canopy Growth Corporation	(31)
Non-controlling interests	(32)

$(63)

Page: 20

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

12.	INVESTMENTS (CONTINUED)

b) Investments in Associates

The Company’s balance in investments in associates consists of the following:

	September 30,	March 31,
	2017	2017
Canopy Health Innovations	$3,893	$—
Investments through Canopy Rivers	1,937	—

Total investments in associates	$5,830	$—

(i) Canopy Health Innovations (“CHI”)

CHI was formed in December 2016 to act as a cannabis research incubator. It operates as an independent and private collaborator of the Company. CHI’s business model is to engage in a number of areas of research, with a strict focus on the creation and enhancement of its own intellectual property. In doing so, it plans to work from genetics and other products sourced from the Company. The Company will retain an exclusive, first priority right to license and commercialize intellectual property developed and owned by CHI.

On December 21, 2016, CHI closed an initial round of financing for gross proceeds of approximately $7,000. Following this investment, the Company had a 46.15% ownership interest in CHI. During the quarter ended September 30, 2017 CHI closed a second round of financing for $8,842 which included $4,000 invested by the Company. The Company’s ownership interest is currently 43.9%.

The Company is accounting for its investment in CHI using the equity method. For the quarter ended September 30, 2017 the Company’s share of CHI’s loss was $107. At September 30, 2017 the investment in CHI was $3,893 (March 31, 2017—$nil).

(ii) Bedrocan Brasil and Entourage

Bedrocan Brasil S.A. (“Bedrocan Brasil”) was formed in September 2016 to facilitate the importation of Bedrocan International’s proprietary standardized cannabis varieties and the Company’s know-how into the Brazilian market. At the same time the Company partnered with Sao Paulo-based Entourage Phytolab S.A. (“Entourage”) to develop cannabis-based pharmaceutical medical products for the Brazilian and international markets. The Company currently holds a 39.387% interest in Bedrocan Brasil and 38.462% interest in Entourage.

The Company has invested a total of $nil for the quarter ended September 30, 2017, and $1,159 to date, to incorporate Bedrocan Brasil and invest in Entourage. The Company accounts for these investments using the equity method of accounting. At September 30, 2017, the investments in both Entourage and Bedrocan Brasil were $nil (March 31, 2017—$nil).

(c) Other financial assets

The Company’s balance in other financial assets consists of the following:

	September 30,	March 31,
	2017	2017
Investment in AusCann	$13,411	$24,030
Investments through Canopy Rivers	6,475	—
Investment in Vapium	960	—

Total other financial assets	$20,846	$24,030

Page: 21

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

12.	INVESTMENTS (CONTINUED)

(i) AusCann Group Holdings Ltd. (“AusCann”)

On May 20, 2016, the Company entered into a strategic agreement with AusCann Group Holdings Ltd. (“AusCann”), a company involved in Australia’s emerging medical cannabis industry. Under this agreement the Company obtained shares representing 15% of the issued shares AusCann and options, in exchange for its consultation in a number of areas including production, quality assurance, and strategic advisory services. The Company has classified its equity interest (consisting of ordinary shares and performance shares) as an AFS financial asset. The options represent a derivative financial instrument that is initially recognised at fair value and subsequently remeasured to its fair value at the end of each reporting period. Prior to February 3, 2017 the AusCann shares did not have a quoted market price and the fair value of the Company’s equity interest and options in AusCann could not be reliably measured and the equity interest and options were carried at their cost amount of nil.

In the quarter ended March 31, 2017 AusCann completed a capital reorganization and became listed on the Australian Stock Exchange. Following the initial public offering the Company held 23,032,917 ordinary shares (which represented 10.65% of the issued capital), 4,432,083 performance shares and 7,677,639 options which were all placed in escrow until February 3, 2019. In May 2017, the performance shares were converted into 4,432,083 ordinary shares. The options are exercisable at AUD $0.20 and expire on January 19, 2020. In May 2017, the Company participated in AusCann’s equity financing round by investing $1,214 and currently holds 11.01% of the ordinary shares.

At September 30, 2017 the fair value of the equity interest and options in AusCann was $11,063 and $2,348, respectively (March 31, 2017—$18,328 and $5,702, respectively).

(ii) HydRx Farms Ltd. (“HydRx), operating as Scientus Pharma Inc. (“Scientus”)

Through the acquisition of MedCann Access in 2015, the Company acquired a 33% stake in CannScience Innovations Inc. (“CannScience”), a drug development company. CannScience conducted in-depth extracts research, with the ultimate goal of delivering standardized metered dosing in a range of alternate delivery methods. The Company was accounting for this investment using the equity method.

On March 10, 2017 Cannscience amalgamated with HydRx and the Company’s ownership was reduced from 33% to 9.8% and the Company ceased to have significant influence. HydRx is a private company and the fair value is not reliably determinable and the investment is now being carried at cost. At September 30, 2017, the investment in HydRx was $nil (March 31, 2017—$nil).

(iii) Vapium Incorporated (“Vapium”)

On September 29, 2017 the Company obtained a 9.93% interest in Vapium, a company which designs and engineers portable vaporizer devices for a cash investment of $960. Vapium is a private company and the fair value of the investment is not reliably determinable such that the investment is being carried at its cost amount. At September 30, 2017, the investment in Vapium was $960.

Page: 22

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

13.	LONG-TERM DEBT

	Maturity Date	September 30, 2017	March 31, 2017
Mortgage payable with a five year term and amortization period of seven years bearing an annual interest rate of 4.9%	August 1, 2021	$2,997	$3,210
Mortgage payable with a five year term and amortization period of seven years bearing an annual interest rate of 5.3%	December 1, 2019	1,219	1,345
Mortgage payable with a five year term and amortization period of seven years bearing an annual interest rate of 4.8%	December 1, 2020	2,846	2,994
Term loan at 10% interest with monthly repayment	October 1, 2024	1,646	1,724
Capital lease obligations with interest rates between 5.9%-17.1%, and terms between 2-5 years, lien against the related leased equipment		868	1,057

		9,576	10,330
Less: current portion		(1,617)	(1,691)

Long-term portion		$7,959	$8,639

The mortgage with a maturity date of August 1, 2021 is secured by a first charge mortgage on the Tweed Farms property, a first position on a Tweed Farms general security agreement and a specific security interest, backed by a corporate guarantee from the Company.

In respect of the mortgage with a maturity date of December 1, 2020, the mortgage is secured by a first charge on the Spectrum Health Bowmanville property. So long as the Company has positive cash on its balance sheet at year-end, it will be deemed to have met its financial covenant for each of these two mortgages. The Company was in compliance with this covenant as at March 31, 2017 for each of these mortgages.

The mortgage with a maturity date of December 1, 2019 is secured by a first charge on the Tweed Farms property. The Company must maintain an annual fixed coverage charge ratio (meaning earnings before interest, taxes, depreciation and amortization plus any contributions during the year divided by the current portion of long-term debt and interest payments) of 1.30:1 as measured at year-end. The Company was in compliance with this covenant as at March 31, 2017.

The mortgages payable, all with the same Canadian financial institution, can be prepaid at any time but are subject to a prepayment fee equal to the greater of (a) three months’ interest on the amount being prepaid or (b) the amount of interest lost by the lender over the remaining term of the loan on the amount being prepaid.

The Company also has revolving lines of credit for up to $5,500 with the same Canadian financial institution holding the mortgages, with variable interest rates based on the CIBC prime rate plus 1.2% with a 5 year term and interest only payments on drawn amounts, but are payable on demand or may be prepaid at any time at the option of the Company. The lines of credit are subject to disbursement conditions related to capital expenditures at Tweed Farms and Spectrum Health. The lines of credit were undrawn as at September 30, 2017 and March 31, 2017.

The term loan was added to the existing lease agreement for the Toronto Bedrocan facilities. The loan accrues interest at 10% annually and is payable over the initial ten-year term of the amended lease to October 1, 2024 by way of additional monthly rent of $27, which includes principal and interest payments.

Page: 23

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

14.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

			Non-cash changes
	April 1, 2017	Cash flows	Acquisition	New leases	September 30, 2017
Long-term borrowings	$9,273	$(565)	$—	$—	$8,708
Capital lease obligations	1,057	(189)	—	—	868

Long-term debt	$10,330	$(754)	$—	$—	$9,576

			Non-cash changes
	April 1, 2016	Cash flows	Acquisition	New leases	September 30, 2016
Long-term borrowings	$3,457	$(217)	$—	$3,500	$6,740
Capital lease obligations	565	(123)	—	260	702

Long-term debt	$4,022	$(339)	$—	$3,760	$7,443

15.	SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares.

Acquisitions

On April 1, 2017, the Company released 144,378 of the 288,756 shares held in escrow in relation to the MedCann Access purchase as certain milestones of the acquisition had been met.

On April 1, 2017, the Company released the remaining 129,016 shares held in escrow in relation to the Hemp.CA purchase.

On May 1, 2017, 3,494,505 common shares were issued for the purchase of all the outstanding shares of rTrees (see Note 10 a). Of the 3,494,505 shares, 698,901 shares were released on closing, 698,901 were released during the first quarter and 2,096,703 remain in escrow and will be either (i) released to the former shareholders of rTrees upon the satisfaction of certain milestones, or (ii) released to the Company for cancellation.

On August 28, 2017, the Company closed its acquisition of Spot and issued 111,669 common shares to the shareholders of Spot.

Equity Raises

On July 21, 2017, the Company completed a private placement financing of 3,105,590 common shares for aggregate gross proceeds of $25,000. The offering price was $8.05 per share. The transaction was unbrokered, however, transaction costs related to legal fees of $98 were paid as part of the common share issuance.

Other

On April 3, 2017 and July 4, 2017, 21,959 common shares were released from escrow under the agreement with LBC Holdings, Inc., a company controlled by the artist known as Snoop Dogg (see Note 18). The remaining 69,015 common shares are escrowed for release, subject to meeting certain service criteria, over the initial three years of the term.

On September 7, 2017 the Company issued 111,366 common shares with a value of $1,003 to acquire the parcel of land adjacent to its current facility in Niagara-on-the Lake including an operational greenhouse.

During the six months ended September 30, 2017, 143,219 warrants were exercised at a weighted average price of $3.68 and 1,396,379 employee stock option plan (“ESOP”) options were exercised ranging in price from $0.56 to $4.56 for gross proceeds of $3,436.

Page: 24

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

15.	SHARE CAPITAL (CONTINUED)

Option plan

The Company has an ESOP that is administered by the Board of Directors of the Company who establishes exercise prices, at not less than the market price at the date of grant, and expiry dates. Options under the Plan generally remain exercisable in increments with 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, and expiry dates, which have been set at six years from issuance. The Board of Directors has the discretion to amend general vesting provisions and the term of any award, subject to limits contained in the Plan. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is 10% of the common shares outstanding, which amounts to 17,180,726 at September 30, 2017.

The following is a summary of the changes in the Company’s ESOP options during the period:

	Options	Average
	issued	exercise price
Balance outstanding at March 31, 2017	10,044,112	$3.97

Options granted	5,355,350	8.21
Replacement options issued as a result of the rTrees acquisition	219,433	3.18
Options exercised	(728,776)	2.16
Options forfeited/cancelled	(483,275)	4.88

Balance outstanding at June 30, 2017	14,406,844	$5.61

Options granted	1,746,387	9.26
Options exercised	(667,603)	2.88
Options forfeited/cancelled	(712,974)	5.55

Balance outstanding at September 30, 2017	14,772,654	$6.17

The Company recorded $4,963 and $7,486 for the three and six months ended September 30, 2017, respectively (for the three and six months ended September 30, 2016—$830 and $1,485, respectively) in share-based compensation expense related to options. This included compensation expense related to 120,000 options being provided in exchange for services which are subject to performance conditions.

In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to establish the fair value of options granted during the quarters ended September 30, 2017 and 2016 by applying the following assumptions:

	September 30,	September 30,
	2017	2016
Risk-free interest rate	1.52%	0.57% - 0.68%
Expected life of options (years)	3 - 5	3 - 5
Expected annualized volatility	59%	55%
Expected dividend yield	Nil	Nil
Weighted average Black-Scholes value of each option	$4.10	$1.07 - $1.73

Volatility was estimated by using the historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public. Beginning the fourth quarter of Fiscal 2017, the Company began using its own historical volatility. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero coupon Canada government bonds with a remaining term equal to the expected life of the options.

Page: 25

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

15.	SHARE CAPITAL (CONTINUED)

Other share based payments

Prior to Mettrum’s acquisition by the Company, Mettrum acquired Apollo Applied Research Inc., and Apollo CRO Inc. (together “Apollo”) and 2344823 Ontario Inc., operating as Bodystream (“Bodystream”) in two separate transactions. Under the provisions of the respective share purchase agreements, additional Mettrum shares would have been issued to former shareholders of Apollo and Bodystream over the five years following the acquisition if certain performance targets were met and the shareholders remained as employees. As a result of the acquisition of Mettrum, the obligation for this share based compensation was assumed by the Company. Upon acquisition, these respective share purchase agreements resulted in additional purchase consideration of $480. Post-acquisition, these payments have been accounted for as share based compensation expense. The maximum number of Company shares that would be issued with respect to the Apollo and Bodystream agreements is 1,111,702 and 1,073,595 shares, respectively. The Company has estimated the number of shares it expects to vest and is amortizing the expense over the expected vesting period based on the fair value of the shares on the acquisition date. In the three and six months ended September 30, 2017, the Company recorded $1,044 and $2,088, respectively, in share-based compensation related to these shares (for the three and six months ended September 30, 2016—$nil and $nil).

The Company recorded an expense of $22 and a gain of $15 for the three and six months ended September 30, 2017, respectively (for the three and six months ended September 30, 2016 –$130 and $255, respectively) in share-based compensation for escrowed shares issued on the acquisition of MedCann Access that were related to employment. These shares were measured at fair value at the date of grant and expensed over their vesting period.

The Company recorded $86 and $172 for the three and six months ended September 30, 2017, respectively (for the three and six months ended September 30, 2016—$nil and $nil) in share-based compensation expense related to a bonus that will be paid to a former shareholder of Spektrum Cannabis GmbH within two years of the acquisition if certain performance targets are met and the shareholder remains as an employee.

The Company recorded $878 and $1,273 for the three and six months ended September 30, 2017 (for the three and six months ended September 30, 2016—$nil and $nil) in share-based compensation expense related to the issuance of shares in Canopy Rivers to employees of the Company (see Note 12 a).

The Company recorded $55 for both the three and six months ended September 30, 2017 (for the three and six months ended September 30, 2016—$nil and $nil) in share-based compensation expense related to the escrowed shares issued on the acquisition of Spot that were related to post acquisition services (see Note 10 b).

In addition the Company recorded an expense of $230 and $177 for the three and six months ended September 30, 2017 in share-based compensation expense (for the three and six months ended September 30, 2016—$297 and $385, respectively) related to shares provided in exchange for sales and marketing services. The Company has determined that the sales and marketing services received are best measured by reference to the fair value of the equity granted as the services are rendered. This expense is recorded in sales and marketing expenses.

16.	EARNINGS PER SHARE

Net income per common share represents the net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

Diluted net income per common share was calculated by dividing the applicable net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

Page: 26

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

17.	RELATED PARTIES

The Company leases premises for the two Bedrocan facilities in Toronto and a facility in Edmonton from a company controlled by a director of the Company. The Bedrocan facility leases expire on October 14, 2018 (with 3 separate options to renew for an additional period of 5 years) and August 31, 2024, respectively. The Edmonton facility lease expires July 31, 2037 and contains a provision which would allow the Company to acquire the leased premises at the end of each 5 year period. Included in the expenses for the three and six months ended September 30, 2017 for rent and operating costs was $175 and $372, respectively (for the three and six months ended September 30, 2016—$197 and $390, respectively). The Company had $nil owing in accounts payable and accrued liabilities at September 30, 2017 (March 31, 2017—$nil).

The Company leases premises for the Mettrum Hempworks Inc. (“Hempworks”) production facility located in Barrie, Ontario from the former founder and shareholder of Hempworks and former officer of Mettrum, now an employee and shareholder of the Company. The lease has a term of five (5) years with an expiration date of March 31, 2020 together with one (1) extension term of five (5) years. Included in the expenses for the three and six months ended September 30, 2017 for rent and operating costs was $23 and $55, respectively. At September 30, 2017, the Company had $nil owing related to rent associated with these leased premises (March 31, 2017—$8). All amounts exclude HST.

Pursuant to the share purchase agreement with Hemp.CA, the Company entered into a lease for the Vert and Hemp.CA properties, of which a shareholder is also the landlord. The lease expires on November 1, 2036 and the Company has two automatic renewal terms of 10 years each. For the three and six months ended September 30, 2017, the expense incurred under this lease including base rent and operating costs was $11 and $25, respectively. At September 30, 2017, the Company had $nil owing related to rent associated with these leased premises (March 31, 2017—$nil). All amounts exclude HST.

On January 13, 2017, the Company acquired the entire building and land, known as 1 Hershey Drive, Smiths Falls, Ontario, from Tweed Hershey which was related through common ownership (the Company’s CEO and chairman is a significant shareholder of the lessor). The Company had previously been leasing a portion of this facility from Tweed Hershey. For the three and six months ended September 30, 2017, the expense incurred under this lease was $659 and $1,291, respectively.

The CEO is providing consulting services to the Company at $55 per quarter and is eligible for up to an annual $300 bonus, representing his sole cash compensation. For the three and six months ended September 30, 2017 consulting expenses totaled $130 and $260, respectively (for the three and six months ended September 30, 2016—$100 and $200, respectively). The Company had $205 owing in accounts payable and accrued liabilities at September 30, 2017 (March 31, 2017—$255). All amounts exclude HST.

The Company currently has a loan payable to a director of the Company. Included in interest expense for the three and six months ended September 30, 2017 was an amount of $42 and $87, respectively (for the three and six months ended September 30, 2016—$46 and $92, respectively). At September 30, 2017, the loan balance was $1,646 (March 31, 2017—$1,724) (see Note 13).

During the three and six months ended September 30, 2017, $141 and $352, respectively was expensed in director’s fees (for the three and six months ended September 30, 2016—$52 and $112, respectively). The Company had $nil owing in accounts payable and accrued liabilities to directors at September 30, 2017 (March 31, 2017—$nil).

The Company has loans receivable from four officers and two directors in connection with the share purchase loan described in Note 12 a). At September 30, 2017, the loans receivable was $308 (March 31, 2017—$nil).

These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

Page: 27

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

18.	COMMITMENTS AND CONTINGENCIES

(a)	The Company leases production and retail space under operating leases which range in expiration from October 14, 2018 to November 1, 2036 and also has royalty, equipment and other commitments with varying terms. All production and retail operating leases have optional renewal terms that the Company may exercise at its option.

(b)	On February 11, 2016, the Company announced that it had entered into a business agreement with the recording artist known as Snoop Dogg. Under the agreement between the Company and LBC Holdings, Inc., a company controlled by Snoop Dogg, the two parties will partner on select content and brand strategy exclusively in Canada. The Company has determined the services received are best measured by reference to the fair value of the equity granted. The license agreement is for a term of up to five years.

As partial consideration for the arrangement, LBC Holdings, Inc. will receive a combination of common shares, royalties, and monetary compensation, released over the course of the agreement. The share consideration was comprised of common shares totaling 386,100 at a price of $2.59 per share, of which 135,135 common shares were issued on February 11, 2016 and 159,991 common shares issued subsequently, with the remaining of the 90,974 common shares are escrowed for release, subject to meeting certain service criteria, over the initial three years of the term.

(c)	A portion of the purchase price of MedCann Access, which was acquired on October 1, 2015, was in the form of contingent consideration. The contingent consideration was contingent on future performance related to employment and customer milestones, certain marketing milestones, and specific achievements within one to two years of the acquisition date. The Company’s liability for this contingent consideration was measured at fair value based on the Company’s expectations of MedCann Access achieving the milestones. The expected milestones were assessed probabilities by management which was then discounted to present value in order to derive a fair value of the contingent consideration. The Company has assessed the milestones associated with the MedCann Access acquisition. Out of the remaining 2,161,026 shares that were held in escrow, 722,378 were released to former MedCann Access shareholders related to employment and as certain milestones of the acquisition had not been met, 1,149,892 were released to the Company and cancelled. 144,378 shares were released on April 1, 2017 and 144,378 shares remained under escrow at September 30, 2017 and are related to employment. On October 1, 2017, 96,300 of the remaining escrowed shares were released and 48,078 escrowed shares were cancelled.

(d)	In March 2015, a claim was commenced against Canopy Growth Corporation by the former CEO for $330 in specified damages for breach of contract and wrongful dismissal. The litigation process will continue into the foreseeable future unless settled. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

(e)	Prior to its acquisition by the Company, Mettrum had initiated voluntary Type III recalls for products where trace amounts of an unauthorized pesticide was found to have been applied in certain Mettrum products.

A Type III recall refers to a situation in which the use of, or exposure to, a product is not likely to cause any adverse health consequences. In March 2017, two separate class action lawsuits relating to the Mettrum recalls were initiated naming Mettrum Health Corp. as respondent.

The proposed action seeks damages for the proposed class of individuals who purchased the products affected by the recall. The Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future before the class action suit is certified by the court and unless settled out of court. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

(f)	On July 14, 2017, Bedrocan Canada commenced arbitration proceedings against Bedrocan International BV seeking performance of Bedrocan International’s contractual obligations under the licensing and distribution agreement (“LDA”) between the parties. Management believes the impact of the arbitration proceedings on the Company and its customers to be negligible.

(g)	On September 21, 2017 the Company entered into a binding strategic agreement with Danish Cannabis ApS (“Danish Cannabis”). In partnership with Danish Cannabis, the Company will establish Spectrum Denmark ApS (Spectrum Denmark”) in order to serve the needs of Danish medical cannabis patients with the Company’s products. As part of the arrangement, Canopy Growth will provide an initial capital commitment of $10 million to be released in tranches to Spectrum Denmark. In addition, the Company will issue up to 1,906,214 common shares in the Company to Danish Cannabis subject to Spectrum Denmark meeting defined milestones. As of September 30, 2017 the definitive agreements are still being finalized and no funds have been advanced.

Page: 28

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

19.	SUPPLEMENTARY CASH FLOW INFORMATION

The changes in non-cash working capital items are as follows:

	September 30,	September 30,
	2017	2016
	(6 months)	(6 months)
	(As restated -
	see note 2)
Amounts receivable	$(938)	$(416)
Prepaid expenses and other assets	(1,580)	(581)
Biological assets and inventory	(7,208)	(3,884)
Accounts payable and accrued liabilities	(585)	44
Deferred revenue	306	(237)
Other liabilities	(56)	(19)

Total	$(10,061)	$(5,093)

Non-cash transactions

Excluded from the September 30, 2017 condensed interim consolidated statements of cash flows was a total of $4,936 in accounts payable and accrued liabilities of property, plant and equipment and assets in process purchases and $9 of share issue costs. Included for the September 30, 2017 condensed interim consolidated statements of cash flows is a total of $3,860 in accounts payable and accrued liabilities as follows: $3,770 of property, plant and equipment and assets in process purchases and $90 of share issue costs.

Excluded from the September 30, 2016 condensed interim consolidated statements of cash flows is a total of $2,287 in accounts payable and accrued liabilities as follows: $2,106 of property, plant and equipment and assets in process purchases and $181 of share issue costs. Included for the September 30, 2016 condensed interim consolidated statements of cash flows is a total of $946 in accounts payable and accrued liabilities as follows: $877 of property, plant and equipment and assets in process purchases and $69 of share issue costs.

Cash and cash equivalents consist of the following:

	September 30,	March 31,
	2017	2017
Cash	$74,995	$16,700
Short-term guaranteed investment certificates	33,216	85,100

Total cash and cash equivalents	$108,211	$101,800

Cash and cash equivalents include $46,541 held by Canopy Rivers for purposes of providing growth capital in the federally regulated Canadian cannabis industry.

20.	FINANCIAL INSTRUMENTS

Fair value hierarchy

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1—valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2—valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3—valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the year, there were no transfers of amounts between levels.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash and cash equivalents are classified as Level 1 financial instruments.

Page: 29

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

20.	FINANCIAL INSTRUMENTS (CONTINUED)

The short-term investments, restricted investments, other financial assets and debt are classified as Level 2 financial instruments. The warrants were valued using a Black-Scholes option pricing model and are also classified as a Level 2 financial instrument.

The equity interest and options in AusCann are also classified as Level 2 financial instruments. The ordinary shares were valued by discounting the quoted price of the shares to reflect the restriction on trading using a put option pricing model. The options were valued using a Black-Scholes option pricing model.

The Company’s liability for the MedCann Access related contingent consideration was measured at fair value based on unobservable inputs, and was considered a level 3 financial instrument. The fair value of the liability determined by this analysis was primarily driven by the Company’s expectations of MedCann Access achieving the milestones. The expected milestones were assessed probabilities by management which was then discounted to present value in order to derive a fair value of the contingent consideration. The primary inputs of the calculation were the probabilities of achieving the milestones by October 1, 2016 and a discount rate. At September 30, 2017 there was no contingent consideration remaining. The Company recognized $nil and $298 for the six months ended September 30, 2017 and 2016, respectively, in the increase in fair value of acquisition consideration related liabilities line of the statement of net income and comprehensive income.

The Company’s other financial instruments, including accounts receivable, accounts payable and accrued liabilities, and other liabilities are carried at cost which approximates fair value due to the relatively short maturity of those instruments.

21.	SEGMENTED INFORMATION

The Company operates in one segment, the production and sale of medical cannabis.

All property, plant and equipment and intangible assets are located in Canada, except for $256 which is located outside of Canada.

All revenues were principally generated in Canada during the three and six months ended September 30, 2017, except for $78 and $404, respectively, related to exported medical cannabis generated outside of Canada. All revenues were generated in Canada during the three and six months ended September 30, 2016.

Page: 30

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

22.	EXPENSES BY NATURE

Operating expenses are presented on the face of the consolidated statements of operations using a classification based on the functions Cost of sales (recovery), “Sales and marketing,” “Research and development,” and “General and administration.” The Company also presents other material operating expenses separately as they were deemed to be items of dissimilar function.

Operating expenses totalled $18,716 and $2,381 for the three months ended September 30, 2017 and 2016 and $38,829 and $13,452 for the six months ended September 30, 2017 and 2016. Total operating expenses were distributed by nature as follows:

	Three months ended		Six months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
			(As restated -
			see note 2)
Employee compensation and benefits	$10,534	$4,754	$20,474	$8,103
Raw materials used and consumables	2,935	1,824	5,478	3,064
Other costs of sales	2,615	954	4,310	2,072
Net valuation gains related to inventory and biological assets	(21,708)	(13,046)	(34,648)	(13,871)
Share-based compensation	7,276	1,257	11,234	2,232
Acquisition-related costs	865	592	1,701	592
Depreciation and amortization	5,291	983	10,348	1,895
Legal and professional fees	2,248	674	3,664	1,377
Royalties	452	475	981	473
Consultants	1,678	1,073	2,751	1,965
Facility expenses	1,477	757	2,779	1,603
Patient assistance	1,704	814	3,382	1,096
Marketing and promotion	765	525	1,405	1,085
Office expenses	1,131	432	2,355	767
Travel and other employee expenses	862	298	1,670	628
Bank and payment processor fees	421	185	775	321
Share of loss in equity investments	170	(170)	170	50

Total	$18,716	$2,381	$38,829	$13,452

23.	CAPITAL MANAGEMENT

The Company’s objective is to maintain a sufficient capital base so as to maintain investor, creditor and customer confidence and to sustain future development of the business and provide the ability to continue as a going concern. Management defines capital as the Company’s shareholders’ equity and debt. The Board of Directors does not establish quantitative return on capital criteria for management; but rather promotes year over year sustainable profitable growth. The Company currently has not paid any dividends to its shareholders.

As at September 30, 2017 total managed capital was comprised of shareholders’ equity and debt of $741,149 (March 31, 2017—$650,056).

There were no changes in the Company’s approach to capital management during the year.

The Company is subject to externally imposed restrictions related to covenants on its mortgages payable (see Note 13).

Page: 31

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

24.	SUBSEQUENT EVENTS

(a) Constellation investment/strategic alliance

On October 30, 2017, the Company announced it had entered into a strategic relationship with Constellation Brands (“Constellation”). As part of the strategic relationship, an affiliate of Constellation will invest approximately $245,000 in Canopy Growth in exchange for common shares that, following the transaction, will represent a 9.9% equity share in the Company. The transaction closed on November 2, 2017.

In exchange for the investment, a total of 18,876,901 Canopy Growth common shares were issued at a price of $12.9783 per share based on a 5-day VWAP as of the close of markets on October 27, 2017. An equal number of common share purchase warrants were issued at the same price, subject to certain restrictions, expiring 30 months from November 2, 2017. The common shares and warrants have a hold period of four months and one day from the closing date, with the warrants being exercisable in two equal tranches, with the first exercisable tranche date being August 1, 2018 and the second exercisable tranche date being February 1, 2019.

(b) BC Tweed Joint Venture Inc.

On October 11, 2017 the Company announced it had entered into a definitive agreement to form a new company, BC Tweed Joint Venture Inc. (“BC Tweed”) together with a large-scale greenhouse operator (“the Partner”) to develop 1.3 million sq. ft. of greenhouse growing capacity in British Columbia with an exclusive option to develop a further 1.7 million sq. ft. of existing greenhouse infrastructure at a second BC location. Under the terms of the agreement and subject to third-party approvals required by the Partner, BC Tweed has conditionally agreed to lease a 1.3 million sq. ft. (30-acre) greenhouse facility located on a 55-acre parcel of land in BC from an affiliate of the Partner, with an option to acquire the property.

As consideration for entering into and operating BC Tweed, Canopy Growth will, based upon various milestones and subject to required regulatory and stock exchange approvals, issue the Partner 310,316 common shares of Canopy Growth over two tranches and a further $2.75 million of common shares in two remaining tranches. Canopy Growth owns 66 2/3% of BC Tweed.

To fund the development of BC Tweed, Canopy Growth will contribute, in multiple tranches, an aggregate of $20 million in cash (of which approximately $1 million was advanced at closing), in exchange for Class A Preferred Shares with cumulative preferred dividends.

(c) Canopy Rivers investments

On October 6, 2017 Canopy Rivers completed the acquisition of an industrial building and property in Fredericton for a total of $2,311 and entered into a lease agreement with Spot. This facility will serve as Spot’s Fredericton-based production and distribution platform.

25.	COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to the current presentation.

Page: 32